                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                          ENGINEERING ANIMATION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   29287210-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)



J. Randall Walti, Esq.                       David B. Hollander, Esq.
   General Counsel                    Counsel - Corporate Acquisitions & Finance
Unigraphics Solution Inc.               Electronic Data Systems Corporation
 13736 Riverport Drive                          5400 Legacy Drive
Maryland Heights, Missouri 63043               Planto, Texas 75024
    (314) 344-5900                               (972) 604-6000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 5, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)



                              (Page 1 of 14 Pages)

CUSIP NO. 29287210-8              13D                         Page 2 of 14 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Unigraphics Solution Inc.     75-2728894
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                          0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                          4,951,640
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                          0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                          4,951,640
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,951,640
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          31.51%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

CUSIP NO. 29287210-8              13D                         Page 3 of 14 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    UGS Acquisition Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                           0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                           4,951,640
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                           0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                           4,951,640
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,951,640
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.51%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------

CUSIP NO. 29287210-8              13D                         Page 4 of 14 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Electronic Data Systems Corporation 75-2548221
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,951,640
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,951,640
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,951,640
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.51%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                                                              Page 5 of 14 Pages

         This Statement on Schedule 13D (this "Schedule 13D") relates to the Agreement and Plan of Merger dated as of September 5, 2000 (the "Merger Agreement") by and among Unigraphics Solutions Inc., a Delaware corporation (the "Parent"), UGS Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser") and Engineering Animation, Inc., a Delaware corporation (the "Company"). Pursuant to the Merger Agreement, Parent commenced a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company (the "Shares"), and the related rights to purchase shares of the Series A Junior Participating Preferred Stock of the Company issued pursuant to the Company Rights Plan, dated as of January 1, 1996, by and between the Company and First Chicago Trust Company of New York, as Rights Agent, as amended, at a price of $13.75 per share, net to the seller in cash, without interest thereon. Following the Offer, it is expected that Purchaser will be merged with and into the Company (the "Merger"), and the Company will be the surviving corporation in the Merger. At the effective time of the Merger, each Share then outstanding, other than Shares held by (i) the Company or any of its subsidiaries, (ii) Parent or Purchaser and
(iii) stockholders who have properly exercised their dissenters' rights under the Delaware General Corporation Law, will be canceled and converted automatically into the right to receive $13.75 or any higher price per Share paid in the Offer, without interest. The Merger Agreement has been filed as Exhibit (d)(1) to the Schedule TO, filed by Parent and Purchaser with the Securities and Exchange Commission on September 13, 2000 (the "Schedule TO") and is incorporated herein by reference. The Offer to Purchase setting forth the terms of the Offer has been filed as Exhibit (a)(1)(A) to the Schedule TO and is incorporated herein by reference. The Company filed with the Securities and Exchange Commission on September 13, 2000 a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer and the Merger (the "Schedule 14D-9").

         This Schedule 13D also relates to the Stock Option Agreement dated as of September 5, 2000 between Parent and the Company (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, the Company has granted to Parent an option (the "Option") to purchase up to the number of Shares which represents 19.9% of all Shares that are issued and outstanding on the date of the Stock Option Agreement at a cash purchase price per share equal to $13.75. The Option may be exercised by Parent after the occurrence of certain events. The Stock Option Agreement has been filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

         This Schedule 13D also relates to the Stockholders Agreement dated as of September 5, 2000 among Parent, Purchaser and the following Company stockholders (the "Stockholders"): Matthew M. Rizai, Martin J. Vanderploeg and Jeffrey D. Trom (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, each stockholder has agreed to tender all Shares he owns and any Shares he acquires prior to termination of the Stockholders Agreement, and in any event to vote in favor of the Merger Agreement and the Merger and against certain potential competing proposals to purchase the Company with respect to any Shares he may own as of the record date of a stockholder's meeting at which such matters will be considered. In addition, each stockholder has granted an irrevocable proxy to certain officers of Purchaser and Parent to vote and otherwise act with respect to the Shares which such stockholder is entitled to vote at any meeting of stockholders of the Company on, and only on, the Merger Agreement, the Merger and

                                                              Page 6 of 14 Pages

certain potential competing proposals to purchase the Company. The Stockholders Agreement has been filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.



Item 1.  Security and Issuer.

This Schedule 13D relates to shares of the common stock, par value $.01 per share (the "Shares"), of Engineering Animation, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2321 North Loop Drive, Ames, Iowa 50010, telephone no. 515-296-9908.

Item 2.  Identity and Background.

(a)-(c), (f) This Schedule 13D is being filed by Unigraphics Solutions Inc., a Delaware corporation ("Parent"), UGS Acquisition Corporation, a Delaware corporation ("Purchaser"), and Electronic Data Systems Corporation, a Delaware corporation ("EDS"). Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Act"), the Reporting Persons have agreed to file jointly one Schedule 13D with respect to their ownership of the Shares.

                  Parent and Purchaser are members of a group for purposes of
Section 13(d) of the Act. In addition, as a result of the existence of the Stockholders Agreement, Parent and Purchaser may be deemed to be members of a group that includes the Stockholders. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for purposes of
Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

                  Parent is a leading global provider of collaborative product design and development software and services. The principal executive offices of Parent are located at 13736 Riverport Drive, Maryland Heights, Missouri 63043, telephone no. 314-344-5900.

                  Purchaser was formed as a wholly owned subsidiary of Parent for the purpose of acquiring the Company. Purchaser has not, and is not expected to, engage in any business other than in connection with its organization, the Offer and the Merger. Its principal executive offices are that of Parent.

                  EDS owns approximately 98.4% of the combined voting power of all classes of Parent's voting stock. EDS is in the business of information technology services and provides consulting, electronic business solutions, business process management and systems and technology expertise to business and government clients around the world. The principal executive offices of EDS are located at 5400 Legacy Drive, Plano, Texas 75024, telephone no. 972-604-6000.

                  The name, business address and present principal occupation of each of the directors and executive officers of the Reporting Persons and each of the Stockholders are set forth on Schedule A to this Schedule 13D and incorporated herein by reference. Except as otherwise set forth on Schedule A, all directors and executive officers of the Reporting Persons

                                                              Page 7 of 14 Pages

are citizens of the United States.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their respective executive officers and directors or any of the Stockholders (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

Item 4.  Purpose of Transaction.

The purpose of the Merger Agreement and the Offer is for Parent to acquire the entire equity interest in the Company. The Stock Option Agreement and Stockholders Agreement were entered into in connection with the execution of the Merger Agreement as an inducement to Parent to enter into the Merger Agreement. The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Nasdaq National Market Listing; Exchange Act Registration; Margin Regulations") and Section 11 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

(a) Pursuant to the terms of the Stock Option Agreement, the Option may be exercised by Parent after the occurrence of certain events which have not occurred as of the date of this Schedule 13D. If the Option becomes exercisable and is exercised in full, Parent will acquire that number of shares equal to 19.9% of the outstanding Shares at the time of exercise. Based upon the 12,072,619 Shares outstanding as of August 31, 2000 (as represented by the Company in the Merger Agreement), the Option would cover 2,402,451 Shares.

         Pursuant to the terms of the Stockholders Agreement, the Stockholders have agreed (i) to tender 1,311,622 Shares (and any Shares they acquire prior to termination of the Stockholders Agreement) to Purchaser, as follows: Matthew
M. Rizai, 467,639 Shares; Martin J. Vanderploeg, 378,026 Shares; and Jeff D. Trom, 465,957 Shares; and (ii) in any event to vote in favor of the Merger Agreement and the Merger and against certain potential competing proposals at a stockholders meeting. Assuming the Offer is consummated within 60 days, based upon information provided by the Company, the Stockholders own options that are exercisable within 60 days of the date of this Schedule 13D for an aggregate 1,237,567 Shares as follows: Dr. Rizai, 604,289 Shares; Dr. Vanderploeg, 593,903 Shares; and Dr. Trom, 39,375 Shares. In addition, the Stockholders have granted irrevocable proxies to certain officers of Purchaser and Parent to vote and otherwise act with respect to the Shares which they are entitled to vote at a stockholders meeting on, and only on, the Merger Agreement, the Merger and certain potential competing proposals to purchase the Company.

                                                              Page 8 of 14 Pages


         Pursuant to the Stock Option Agreement and Stockholders Agreement and to the extent deemed members of a group including the Stockholders, the Reporting Persons may be deemed the beneficial owners of at total of 4,951,640 Shares, constituting 31.51% of the outstanding Shares based on the 12,072,619 Shares outstanding as of August 31, 2000 (as represented by the Company in the Merger Agreement). Unless and until the Option is exercised, Parent is not entitled to any rights as a shareholder of the Company as to the Shares covered by the Option.

         Each Reporting Person disclaims beneficial ownership of the 4,951,640 Shares covered by this Schedule 13D pursuant to Rule 13d-4 of the Act.

(b) The Reporting Persons and the Stockholders may be deemed to have shared voting power with respect to 4,951,640 Shares and shared dispositive power with respect to 4,951,640 Shares.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of their respective executive officers and directors or any of the Stockholders has effected any transactions in Shares during the past 60 days.

(d) The information set forth in Section 11 ("Purpose of the Offer; Plans for the Company") and in Item 3 ("Past Contacts, Transactions, Negotiations and Agreements") of the Schedule 14D-9 is incorporated herein by reference. Except as set forth in this Schedule 13D, the Reporting Persons do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares they may be deemed to beneficially own.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information set forth in Section 11 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase and in Item 3 ("Past Contacts, Transactions, Negotiations and Agreements") of the Schedule 14D-9 is incorporated herein by reference. Except for the Merger Agreement, the Stock Option Agreement and the Stockholders Agreement, none of the persons named in
Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                                              Page 9 of 14 Pages

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.       Description
-----------       -----------
7.1               Offer to Purchase dated September 13, 2000, incorporated
                  herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on September 13, 2000.

7.2 Schedule 14D-9 filed by the Company on September 13, 2000, incorporated herein by reference.

7.3 Agreement and Plan of Merger, dated as of September 5, 2000, by and among Parent, Purchaser and the Company, incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by Parent and Purchaser on September 13, 2000.

7.4 Stock Option Agreement, dated as of September 5, 2000, by and between Parent and the Company, incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by Parent and Purchaser on September 13, 2000.

7.5 Stockholders Agreement, dated as of September 5, 2000, by and among Parent, Purchaser and the Company stockholders parties thereto, incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Parent and Purchaser on September 13,
                  2000.

7.6 Intercompany Credit Agreement, dated as of January 1, 1998, by and between Parent and Electronic Data Systems Corporation, incorporated by reference to Exhibit (b)(1) to the Schedule TO filed by Parent and Purchaser on September 13, 2000.

7.7               Amendment to Intercompany Credit Agreement, dated as of
                  September 1, 2000, by and between Parent and Electronic Data
                  Systems Corporation, incorporated by reference to Exhibit
                  (b)(2) to the Schedule TO filed by Parent and Purchaser on September 13, 2000.


                                                             Page 10 of 14 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              ELECTRONIC DATA SYSTEMS CORPORATION

                              By:  /s/ D. Gilbert Friedlander
                                 ------------------------------------------
                                   D. Gilbert Friedlander
                                   Senior Vice President, General Counsel
                                    and Secretary


                              UNIGRAPHICS SOLUTIONS INC.

                              By:  /s/ Douglas E. Barnett
                                 ------------------------------------------
                                   Douglas E. Barnett
                                   Vice President, Chief Financial Officer


                              UGS ACQUISITION CORPORATION

                              By:  /s/ Douglas E. Barnett
                                 ------------------------------------------
                                   Douglas E. Barnett
                                   President


Dated:   September 15, 2000

                                                             Page 11 of 14 Pages


                                   SCHEDULE A


DIRECTORS AND EXECUTIVE OFFICERS OF EDS, PARENT AND PURCHASER AND STOCKHOLDERS

1.  DIRECTORS AND EXECUTIVE OFFICERS OF EDS

         The following table sets forth the name and present principal occupation or employment of each director and executive officer of Electronic Data Systems Corporation ("EDS"). The business address and telephone number of each such person is c/o Electronic Data Systems Corporation, 5400 Legacy Drive, Plano, Texas 75024, telephone no. 972-604-6000. Each person listed below is a citizen of the United States.

       Name                         Principal Occupation or Employment
       ----                         ----------------------------------
James A. Baker, III           Senior Partner of Baker Botts L.L.P. since March
                              1993 and a Senior Counselor of The Carlyle Group,
                              a merchant banking firm, since 1993. Mr. Baker has
                              been a director of EDS since June 1996.

Richard H. Brown              Chairman and Chief Executive Officer of EDS since
                              January 1999.

Roger A. Enrico               Chief Executive Officer of PepsiCo Inc. since
                              April 1996, Chairman of the Board since November
                              1996 and a director since 1987. Mr. Enrico has
                              been a director of EDS since February 2000.

William H. Gray, III          President and Chief Executive Officer of The
                              College Fund/UNCF since September 1991. He has
                              been a director of EDS since February 1997.

Ray J. Groves                 Chairman of Legg Mason Merchant Banking, Inc.
                              since March 1995. Mr. Groves has been a director
                              of EDS since June 1996.

Jeffrey M. Heller             President and Chief Operating Officer of EDS since
                              June 1996 and a director of EDS since 1983.

Ray L. Hunt                   Chairman of the Board, President and Chief
                              Executive Officer of Hunt Consolidated Inc. and
                              the Chairman of the Board and Chief Executive
                              Officer of Hunt Oil Company for more than five
                              years. He has been a director of EDS since June
                              1996.

C. Robert Kidder              Chairman and Chief Executive Officer of Borden,
                              Inc. since January 1995. Mr. Kidder has been a
                              director of EDS since June 1996.

Judith Rodin                  President of the University of Pennsylvania, as
                              well as a professor of psychology and of medicine
                              and psychiatry at the university, since 1994. Dr.
                              Rodin has been a director of EDS since June 1996.

Paul J. Chiapparone           Executive Vice President of EDS since June 1996.
                              He is a director of Unigraphics Solutions Inc.

James E. Daley                Executive Vice President and Chief Financial
                              Officer of EDS since March 1999.

Douglas L. Frederick          President of EDS' Information Solutions line of
                              business since July 1999.

                                                             Page 12 of 14 Pages

John McCain                   President of EDS' E.Solutions line of business
                              since August 1999.


Fred Steingraber              Chairman and CEO of A.T. Kearney, the high-value
                              management consultancy which became a subsidiary
                              of EDS in August 1995.

Troy W. Todd                  Executive Vice President - Leadership and Change
                              Management of EDS since April 1999, with
                              responsibility for the company's corporate
                              communications, employee administration, executive
                              compensation, and professional and technical
                              development functions.


2.  DIRECTORS AND EXECUTIVE OFFICERS OF PARENT.

         The following table sets forth the name and present principal occupation or employment of each director and executive officer of Parent ("UGS"). The business address and telephone number of each such person is c/o Unigraphics Solutions Inc., 13736 Riverport Drive, Maryland Heights, Missouri 63043, telephone no. 314-344-5900. Except as otherwise disclosed below, each person listed below is a citizen of the United States.


      Name                         Principal Occupation or Employment
      ----                         ----------------------------------
John A. Adams                 Mr. Adams has been Vice President and Corporate
                              Controller of EDS since August 1998. Mr. Adams is
                              a British citizen.


Anthony J. Affuso             Mr. Affuso was appointed President and Chief
                              Executive Officer and Director of UGS on July 12,
                              2000.

Paul J. Chiapparone           Mr. Chiapparone has been an Executive Vice
                              President of EDS since 1996. He has been director
                              of UGS since October 1999.

D. Gilbert Friedlander        Mr. Friedlander has been Senior Vice President,
                              General Counsel and Corporate Secretary of EDS
                              since 1996. Mr. Friedlander has served as a
                              director of UGS since July 2000.

J. Davis Hamlin               Mr. Hamlin retired from EDS as Senior Vice
                              President and director in June 1994. Mr. Hamlin
                              has served as a director of UGS since June 1998.

Jeffrey M. Heller             Mr. Heller has been President and Chief Operating
                              Officer of EDS since June 1996. Mr. Heller has
                              served as Chairman of UGS since January 1999.

Leo J. Thomas                 Dr. Thomas retired in May 1996 from Eastman Kodak
                              Company, a manufacturer of imaging products. Dr.
                              Thomas has been a director of UGS since June 1998.

William P. Weber              Mr. Weber served in various capacities with Texas
                              Instruments Incorporated from 1962 until his
                              retirement in April 1998. He has served as a
                              director of UGS since June 1998.

Douglas E. Barnett            Mr. Barnett was appointed Vice President, Chief
                              Financial Officer of UGS on March 2, 1998 and was
                              appointed Treasurer of UGS on May 19, 1999.

Donald E. Davidson            Mr. Davidson was appointed Vice President, Asia
                              Pacific of UGS on January 1, 1998.

                                                             Page 13 of 14 Pages

Michael L. Desmond            Mr. Desmond was appointed Vice President, Human
                              Resources of UGS effective July 14, 1999.

James Duncan                  Mr. Duncan was appointed Vice President, Europe of
                              UGS on January 1, 1998. Mr. Duncan is a British
                              citizen.

Charles C. Grindstaff         Mr. Grindstaff was appointed Vice President,
                              Products and Operations of UGS on July 12, 2000.

Dennis P. Kruse               Mr. Kruse was appointed Vice President, Americas
                              of UGS on January 1, 1998. Mr. Kruse owns 4,000
                              Shares.

Robert F. Loss, III           Mr. Loss was appointed Vice President, Chief
                              Information Officer of UGS on January 1, 1998.

Richard W. Schenk             Mr. Schenk was appointed Vice President, Business
                              Planning and Communications of UGS on July 14,
                              1999. Mr. Schneck owns 1,000 Shares.

J. Randall Walti              Mr. Walti was appointed General Counsel of UGS on
                              April 1, 1998 and was appointed Vice President and
                              Secretary of UGS effective May 19, 1999.

3.  DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.

         The following table sets forth the name and present principal occupation or employment of each director and executive officer of Purchaser. The business address of each such person is c/o Unigraphics Solutions Inc., 13736 Riverport Drive, Maryland Heights, Missouri 63043, telephone no. 314-344-5900. Each person listed below is a citizen of the United States.


       Name
       ----
Douglas E. Barnett            Mr. Barnett has served as President and a Director
                              of Purchaser since its incorporation in August
                              2000. See Part 2 of this Schedule A.

J. Randall Walti              Mr. Walti has served as Secretary and a Director
                              of Purchaser since its incorporation in August
                              2000. See Part 2 of this Schedule A.

4.  STOCKHOLDERS.

         The following table sets forth the present principal occupation or employment of Matthew M. Rizai, Martin J. Vanderploeg and Jeffrey D. Trom. The business address and telephone number of each such person is c/o Engineering Animation, Inc. ("EAI"), 2321 North Loop Drive, Ames, Iowa 50010, telephone no. 515-296-9908. Each person listed below is a citizen of the United States.


       Name                           Principal Occupation or Employment
       ----                           ----------------------------------

Matthew M. Rizai              Dr. Rizai has been Chairman, Chief Executive
                              Officer and a Director since joining EAI in June
                              1990. He has been Treasurer since November 1995.

                                                             Page 14 of 14 Pages


Martin J. Vanderploeg         Dr. Vanderploeg co-founded EAI in 1988. He has
                              served as Executive Vice President since October
                              1993 and been a Director since 1988.

Jeffrey D. Trom               Dr. Trom, a co-founder of EAI, has held the
                              position of Vice President since June 1990, and
                              Chief Technology Officer since November 1999.